ORIGINAL

02035262

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED MAY - 8 2002 WASH, D.C. 154 SECTION

For the month of May, 2002

**Perusahaan Perseroan (Persero) P.T.**
**Indonesian Satellite Corporation**
(Translation of Registrant's Name into English)

**Indosat Building**
**Jalan Medan Merdeka Barat, 21**
**Jakarta 10110 - Indonesia**
(Address of Principal Executive Offices)

PROCESSED
MAY 2 3 2002
THOMSON FINANCIAL P

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 3, 2002

By : ______________________________
Name : Hari Kartana
Title : President

**INDOSAT**

Ref. 320/GUI/HM.110/02

May 3rd, 2002

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

**Re. : Release on the Terms of Payment on Outstanding Amount of Cross Ownership Transactions / Due from Cancellation of KSO IV Transactions**

Dear Sir,

Please find attached the release on the Terms of Payment on Outstanding Amount of Cross Ownership Transactions / Due from Cancellation of KSO IV Transactions, which is announced at May 3, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

**INDOSAT**

*For immediate release*

## INDOSAT TO RECEIVE PAYMENT FROM TELKOM ON THE OUTSTANDING AMOUNT DUE FROM KSO IV TERMINATION

Jakarta, May 3, 2002 - PT (Persero) Indonesian Satellite Corporation Tbk ("Indosat") announced today that an agreement had been reached with PT Telkom on the terms of payment of the outstanding amount due from KSO IV termination. On February 1, 2002 both companies announced the termination of KSO IV Conditional Sale and Purchase Agreement ("CSPA"). According to the CSPA, on the termination of the Agreement, a payment will due to Indosat amounting to Rp 2,4 trillion.

Following discussions on the terms of payment, Indosat had received partial payment from PT Telkom amounting to Rp 800 billion. On May 1, 2002 both companies agreed that Indosat will receive the remaining amount including interest, in 14 monthly installments starting from May 18, 2002 with an effective interest rate of 24,19%. There is a condition that PT Telkom will do its best effort to expedite the payment starting from August 2002 for the completion by December 2002.

Indosat is a full network service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges and its American Depository Shares are listed on the New York Stock Exchange.

**For further information, please contact** :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com